# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Cybin Inc., CIK 0001833141
CUSIP: 23256X407
Title of class of securities: Common Shares, No Par Value
Address of issuer's principal executive offices: 100 King Street West, Suite 5600, Toronto, Ontario Canada (A6), M5X 1C9
Date of event which requires filing of this statement: 09/01/2026
Filed by CIK 0002118509
Persons authorized to receive notices and communications: Richard Raymer, Dorsey & Whitney LLP, 66 Wellington Street West, Suite 3400, Toronto, Ontario Canada (A6), M5K 1E6, (416) 367-7370

## Reporting persons
- Glavine Paul (CIK 0002118509): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 4,071,252; shared voting power 336,204; sole dispositive power 4,071,252; shared dispositive power 336,204; aggregate amount beneficially owned 4,407,456 (5.8% of the class)
- PLG Family Trust: type of reporting person: other (OO); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 336,204; sole dispositive power 0; shared dispositive power 336,204; aggregate amount beneficially owned 336,204 (0.4% of the class)
  Comment: Includes 105,263 common shares underlying warrants.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, No Par Value
Name of issuer: Cybin Inc.
Address of issuer's principal executive offices: 100 King Street West, Suite 5600, Toronto, Ontario Canada (A6), M5X 1C9

## Item 2. Identity and Background
Name of person filing:
i) Paul Glavine (the "Reporting Person")
ii) PLG Family Trust

Collectively, the "Reporting Persons."
Residence or business address:
c/o Cybin Inc.
100 King Street West, Suite 5600
Toronto, Ontario M5X 1C9
Present principal occupation or employment: The Reporting Person is the Chief Growth Officer of the Issuer. The Reporting Person is a trustee of the PLG Trust.
Criminal convictions in the last five years: The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
i) As to the Reporting Person - Canadian
ii) As to PLG Family Trust - Ontario, Canada

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Person's holdings were acquired by the Reporting Persons using personal funds or through company employee incentive awards. PLG Family Trust's holdings were acquired using working capital of PLG Family Trust.

## Item 4. Purpose of Transaction
Purpose of transaction: Investment purposes and Issuer employee incentive awards

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 5.8%
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole voting and dispositive authority over 4,071,252 common shares held directly by the Reporting Person and shared voting and dispositive authority over 230,941 common shares and warrants exercisable for 105,263 common shares held through PLG Family Trust.
Transactions in the class effected during the past sixty days: On August 31, 2026, the Reporting Person purchased 90,000 Issuer common shares at a purchase price of $11.5853 per share for a total of $1,042,677. On September 1, 2026, the Issuer awarded the Reporting Person 1,046,899 restricted stock units.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None

## Signatures
- Glavine Paul: /s/ Paul Glavine, Chief Growth Officer (09/09/2026)